FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2010

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

COMPANY PROFILE

Quebecor Media Inc. (“Quebecor Media” or the “Company”), a subsidiary of Quebecor Inc. (“Quebecor”), incorporated under Part 1A of the Companies Act (Québec) in August 2000, is one of Canada’s largest media companies. Quebecor Media’s subsidiaries operate in the following business segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.

The following Management Discussion and Analysis covers the main activities of the Company in the first quarter of 2010 and the major changes from the last financial year. The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and all amounts are in Canadian dollars unless otherwise indicated. For a discussion of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States (“US GAAP”) as they relate to our financial statements, see Note 10 to our unaudited consolidated financial statements for the three-month period ended March 31, 2010. The Management Discussion and Analysis should be read in conjunction with the information in the Annual Report of the Company for the financial year ended December 31, 2009 (Form 20F), which is available on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov.

HIGHLIGHTS SINCE END OF 2009

➢	In the first quarter of 2010, Videotron Ltd. (“Videotron”) recorded combined customer growth for its cable television services for the 19th consecutive quarter, i.e., since the end of the second quarter of 2005.

➢	The News Media segment’s operating income increased by $10.3 million (34.7%) in the first quarter of 2010, the second consecutive quarter of significant growth. The improvement was due primarily to the cost-restructuring measures introduced at the end of 2008, which generated additional savings estimated at $17.0 million during the first three months of 2010 compared with the same period of the previous year, for total annualized savings of $83.0 million since the program began.

➢	On January 14, 2010, Quebecor Media made a US$170.0 million early payment on drawings on its term loan “B” and settled a corresponding portion of its hedge agreements for $30.9 million, for a total cash disbursement of $206.7 million. On January 14, 2010, Quebecor Media also extended the maturity date of its $100.0 million revolving credit facility from January 2011 to January 2013 and obtained certain other advantageous amendments to the covenants attached to its credit facilities.

➢	On January 13, 2010, Videotron closed a placement of $300 million aggregate principal amount of its 7 1/8% Senior Notes maturing in 2020, for net proceeds of $293.9 million (net of financing fees). This transaction marks Videotron’s inaugural offering on the Canadian high-yield market, adding to its established presence in the U.S. high-yield market.

➢	Quebecor Media’s free cash flows from continuing operating activities increased by $20.1 million in the first quarter of 2010 compared with the same period of 2009.

NON-GAAP FINANCIAL MEASURES

We use certain supplemental financial measures that are not calculated in accordance with or recognized by Canadian GAAP or U.S. GAAP to assess our financial performance. We use these non-GAAP financial measures, such as operating income, cash flows from segment operations, free cash flows from continuing operating activities and average monthly revenue per user (“ARPU”) because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this quarterly report may not be comparable to other similarly titled measures disclosed by other companies.

Operating Income

We define operating income (loss), as reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations and other special items, loss on debt refinancing, income taxes and non-controlling interest. Operating income as defined above is not a measure of results that is recognized under Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our parent company, Quebecor, considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as the results of our operating segments. As such, this measure eliminates the effect of significant levels of non-cash charges related to depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in our segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below provides a reconciliation of operating income to net income as disclosed in the Company’s consolidated financial statements.

Table 1

Reconciliation of the operating income (loss) measure used in this report to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2010	2009
Operating Income (loss)
Telecommunications	$251.7	$223.6
News Media	40.0	29.7
Broadcasting	6.8	12.4
Leisure and Entertainment	(0.1)	0.8
Interactive Technologies and Communications	1.0	0.4
Head office	(0.9)	5.6

	298.5	272.5
Amortization	(89.0)	(83.9)
Financial expenses	(66.5)	(54.6)
(Loss) gain on valuation and translation of financial instruments	(4.7)	14.2
Restructuring of operations and other special items	(2.4)	(3.4)
Loss on debt refinancing	(10.4)	—
Income taxes	(23.0)	(36.6)
Non-controlling interest	(0.8)	(3.0)

Net income	$101.7	$105.2

Cash Flows from Segment Operations

We use cash flows from segment operations as a measure of the liquidity generated by our segment operations. Cash flows from segment operations represents funds available for interest and income tax payments, disbursements related to restructuring programs, business acquisitions, the payment of dividends and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is considered to be an important indicator of liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our segment operations. This measure is unaffected by the capital structure of Quebecor Media and its segments. Cash flows from segment operations represents operating income as defined above, less additions to property, plant and equipment and additions to intangible assets (excluding amounts disbursed for the acquisition or renewal of licenses), plus proceeds from the disposal of assets. When cash flows from segment operations is reported, a reconciliation to operating income is provided in the same section.

Free Cash Flows from Continuing Operating Activities

We use free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, the payment of dividends and the repayment of long-term debt. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Free cash flows from continuing operating activities is considered to be an important indicator of our liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our consolidated operations.

Table 2 provides a reconciliation of free cash flows from continuing operating activities to cash flows provided by operating activities measure reported in the consolidated financial statements.

Table 2

Reconciliation of the free cash flows from continuing operating activities to cash flows provided by operating activities measure reported in the financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2010	2009
Free cash flows from continuing operating activities (see Table 3)	$12.2	$(7.9)
Additions to property, plant and equipment	135.5	118.9
Additions to intangible assets	28.6	23.9
Proceeds from disposal of assets	(1.4)	(0.5)

Cash flows provided by operating activities	$174.9	$134.4

Average Monthly Revenue per User

ARPU is an industry metric that the Company uses to measure its cable television, Internet access, cable telephone and wireless telephone revenues per average basic cable customer. ARPU is not a measurement that is consistent with Canadian GAAP and the Company’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Company calculates ARPU by dividing its combined cable television, Internet access, cable telephone and wireless telephone revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

2010/2009 FIRST QUARTER COMPARISON

Revenues: $948.1 million, an increase of $44.8 million (5.0%).

➢	Revenues increased in Telecommunications (by $50.8 million or 10.6% of segment revenues) mainly due to customer growth for all services, and in Interactive Technologies and Communications ($1.1 million or 4.8%).

➢	Revenues decreased in News Media (by $4.6 million or -1.8%) and in Leisure and Entertainment ($2.8 million or -4.4%).

Operating income: $298.5 million, an increase of $26.0 million (9.5%).

➢	Operating income increased in Telecommunications (by $28.1 million or 12.6% of segment operating income), News Media ($10.3 million or 34.7%) and Interactive Technologies and Communications ($0.6 million).

➢	Operating income decreased in Broadcasting (by $5.6 million or -45.2%) and in Leisure and Entertainment ($0.9 million).

➢	The change in the fair value of Quebecor Media resulted in a $6.9 million unfavourable variance in the stock option expense in the first quarter of 2010 compared with the same period of 2009. The fair value of Quebecor Media, based on market comparables, increased in the first quarter of 2010, whereas it decreased in the same period of 2009. The increase in Quebecor’s stock price also resulted in a $3.8 million unfavourable variance in the stock option expense in the first quarter of 2010.

➢	Excluding the impact of the consolidated stock option expense and if the figures for prior periods were restated to retroactively reflect the reversal in the fourth quarter of 2009 of the accumulated Part II licence fee provision, the increase in operating income in the first quarter of 2010 would have been 11.9%, compared with 9.9% in the same period of 2009.

Net income: $101.7 million, compared with $105.2 million in the first quarter of 2009, a decrease of $3.5 million (-3.3%).

➢	The decrease was mainly due to:

•	$18.9 million unfavourable variance in gains and losses on valuation and translation of financial instruments;

•	$11.9 million increase in financial expenses;

•	recognition of a $10.4 million loss on debt refinancing in the first quarter of 2010;

•	$5.1 million increase in amortization charge.

Partially offset by:

•	$26.0 million increase in operating income;

•	$13.6 million decrease in income tax.

Amortization charge: $89.0 million, an increase of $5.1 million.

➢	The increase was mainly due to significant capital expenditures in 2009 and in the first quarter of 2010 in the Telecommunications segment.

Financial expenses: $66.5 million, an increase of $11.9 million.

➢	The increase was mainly due to:

•	$7.9 million unfavourable variance in exchange rate on short-term monetary items;

•	increase in average indebtedness.

Offset by:

•	lower base interest rates.

Loss on valuation and conversion of financial instruments: $4.7 million in the first quarter of 2010, compared with a $14.2 million gain in the same quarter of 2009.

➢	The $18.9 million unfavourable variance was due primarily to:

•	variance in gains and losses on the ineffective portion of fair value hedges;

•	re-measurement of other financial instruments, including early settlement options.

Charge for restructuring of operations and other special items: $2.4 million in the first quarter of 2010, compared with $3.4 million in the same period of 2009.

➢	In the first quarter of 2010, a $2.4 million charge for restructuring of operations was recorded in the News Media segment in connection with new staff-reduction programs, compared with $2.7 million in the same quarter of 2009.

➢	A $0.7 million charge for restructuring of operations was also recorded in the first quarter of 2009 in other segments, including Interactive Technologies and Communications.

Loss on debt refinancing: $10.4 million.

➢	On January 14, 2010, Quebecor Media made a US$170.0 million early payment on drawings on its term loan “B” and settled a corresponding portion of its hedge agreements for the amount of $30.9 million, for a total cash disbursement of $206.7 million. This transaction generated a $10.4 million loss on debt refinancing, including the $6.5 million loss already reported in other comprehensive income and reclassified in the statement of income.

Income tax expense: $23.0 million (effective tax rate of 18.3%) in the first quarter of 2010, compared with $36.6 million (effective tax rate of 25.3%) in the same period of 2009, a $13.6 million decrease.

➢	The effective tax rates and the variance in those rates in 2010 compared with 2009 were due primarily to:

•	reduction in future tax liabilities in the first quarter of 2010 in light of developments in tax audits, jurisprudence and tax legislation;

•

recognition in the first quarter of 2010 of tax benefits in the amount of $2.7 million related to tax consolidation transactions with the parent company, compared with $8.7 million in the same quarter of 2009;

•	impact of tax rate mix on the various components of the gains and losses on financial instruments and derivative financial instruments, and on translation of financial instruments.

FREE CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES

Free cash flows from continuing operating activities: $12.2 million in the first quarter of 2010, compared with negative $7.9 million in the same period of 2009 (see Table 3).

➢	The $20.1 million improvement was mainly due to:

•

$46.7 million decrease in use of funds for non-cash balances related to operations, mainly because of a greater reduction in accounts payable in the first quarter of 2009 than in the first quarter of 2010, due to differences in the timing of seasonal transactions;

•	$26.0 million increase in operating income.

Partially offset by:

•	$21.6 million increase in current income taxes;

•	$16.6 million increase in capital expenditures;

•	$11.0 million increase in the cash interest expense, including a $7.9 million increase related to the impact on short-term monetary items of unfavourable exchange rate variances.

Table 3: Quebecor Media

Free cash flows from continuing operating activities

(in millions of Canadian dollars)

	Three months ended March 31
	2010	2009
Cash flows from segment operations:
Telecommunications	$100.7	$101.9
News Media	35.1	17.3
Broadcasting	2.8	7.0
Leisure and Entertainment	(2.3)	(1.1)
Interactive Technologies and Communications	0.5	(0.4)
Head Office and other	(1.0)	5.5

	135.8	130.2
Cash interest expense[1]	(63.5)	(52.5)
Cash portion of charge for restructuring of operations and other special items	(2.4)	(3.4)
Current income taxes	(20.8)	0.8
Other	1.2	1.8
Net change in non-cash balances related to operations	(38.1)	(84.8)

Free cash flows from continuing operating activities	$12.2	$(7.9)

[1]	Interest on long-term debt, foreign currency translation of short-term monetary items and other interest expenses, less interest capitalized to cost of property, plant and equipment and intangible.

Table 4

Reconciliation of cash flows from segment operations to operating income

(in millions of Canadian dollars)

	Three months ended March 31
	2010	2009
Operating income	$298.5	$272.5
Additions to property, plant and equipment	(135.5)	(118.9)
Acquisitions of intangible assets	(28.6)	(23.9)
Proceeds from disposal of assets	1.4	0.5

Cash flows from segment operations	$135.8	$130.2

SEGMENTED ANALYSIS

Telecommunications

First quarter 2010 operating results

Revenues: $528.3 million, an increase of $50.8 million (10.6%).

➢	Combined revenues from all cable television services increased $18.2 million (8.6%) to $229.9 million, due primarily to customer base growth, increases in some rates (reflecting, in part, the passing on to customers of Canadian Radio-television and Telecommunications Commission (“CRTC”) fees for the Local Programming Improvement Fund), the migration from analog to digital service, increased video on demand and pay TV orders, and the success of high definition (“HD”) packages.

➢	Revenues from Internet access services increased $21.1 million (15.4%) to $157.9 million. The improvement was mainly due to customer growth, customer migration to higher speed services, excess usage fees, and increases in some rates.

➢	Revenues from cable telephone service increased $15.9 million (19.3%) to $98.4 million, almost entirely due to customer growth.

➢	Revenues from wireless telephone service increased $2.5 million (27.5%) to $11.6 million, essentially due to customer growth.

➢	Revenues of Videotron Business Solutions decreased $0.7 million (-4.8%) to $13.9 million, as a result of aggressive competition in the networking solutions market.

➢	Revenues of Le SuperClub Vidéotron ltée decreased $5.2 million (-48.1%) to $5.6 million, mainly because of the franchising of 26 corporate stores between April 2009 and March 2010, as well as some store closings.

Monthly ARPU: $93.12 in the first quarter of 2010, compared with $85.08 in the same period of 2009, an increase of $8.04 (9.4%).

Customer statistics

Cable television – The combined customer base for all of Videotron’s cable television services increased by 8,500 (0.5%) in the first quarter of 2010 (compared with 13,600 in the first quarter of 2009) and by 56,300 (3.3%) during the 12-month period ended March 31, 2010 (Table 5). At the end of the first quarter of 2010, there were 1,785,500 subscribers to Videotron’s cable television services for a 69.1% household penetration rate (number of subscribers as a proportion of total homes passed by Videotron’s network, i.e., 2,582,800 homes as of the end of March 2010), compared with 67.7% a year earlier.

➢	At the end of the first quarter of 2010, the number of subscribers to the Digital TV service stood at 1,119,900, a quarterly increase of 35,800 or 3.3% (compared with a 35,900-subscriber increase in the first quarter of 2009) and a 12-month increase of 156,700 (16.3%). As of March 31, 2010, the Digital TV service had a household penetration rate of 43.4% versus 37.7% a year earlier.

➢	Migration from analog to digital service was the main reason for the 27,300-decrease (-3.9%) in subscribers to analog cable television services in the first quarter of 2010 (compared with a 22,300-subscriber decrease in the first quarter of 2009). Over a 12-month period, the number of subscribers to the analog service decreased by 100,400 (-13.1%).

Internet access — The number of subscribers to cable Internet access services was 1,191,600 at March 31, 2010, an increase of 21,000 (1.8%) from the previous quarter (compared with a 25,500-subscriber increase in the first quarter of 2009). During the 12-month period ended March 31, 2010, the cable Internet access service increased its subscriber base by 102,300 (9.4%) (Table 5). The household penetration rate for cable Internet access services was 46.1% at March 31, 2010, compared with 42.7% at March 31, 2009.

Cable telephone service – The number of subscribers to cable telephone service stood at 1,043,000 at the end of March 2010, an increase of 29,000 (2.9%) from the previous quarter (compared with a 38,900-customer increase in the first quarter of 2009) and a 12-month increase of 152,100 (17.1%) (Table 5). At March 31, 2010, the cable telephone service had a household penetration rate of 40.4%, compared with 34.9% a year earlier.

Wireless telephone service – At March 31, 2010, there were 85,300 activated handsets on the wireless telephone service, compared with 82,800 at the end of December 2009, an increase of 2,500 (3.0%) (compared with a 4,600-handset increase in the first quarter of 2009); during the 12-month period ended March 31, 2010, the number of activated handsets increased by 17,300 (25.4%) (Table 5).

Table 5

Telecommunications segment quarter-end customer numbers for the last eight quarters

(in thousands of customers)

	Mar. 2010	Dec. 2009	Sept. 2009	June 2009	Mar. 2009	Dec. 2008	Sept. 2008	June 2008
Cable television:
Analog	665.6	692.9	717.3	742.3	766.0	788.3	814.8	829.5
Digital	1,119.9	1,084.1	1,042.4	990.3	963.2	927.3	876.7	830.5

Total cable television	1,785.5	1,777.0	1,759.7	1,732.6	1,729.2	1,715.6	1,691.5	1,660.0
Cable Internet	1,191.6	1,170.6	1,145.4	1,109.9	1,089.3	1,063.8	1,031.4	988.9
Cable telephone	1,043.0	1,014.0	979.1	934.8	890.9	852.0	797.9	742.9
Wireless telephone[1]	85.3	82.8	79.8	73.5	68.0	63.4	58.6	54.6

[1]	In thousands of handsets.

Operating income: $251.7 million, an increase of $28.1 million (12.6%).

➢	The increase was mainly due to:

•	customer growth for all services;

•	increases in some rates, primarily for the cable television and Internet access services;

•	increases in excess Internet usage fees and in operating income from HD packages, video on demand orders and pay television on the cable television service;

•	more favourable operating margins on digital set-top boxes.

Partially offset by:

•	increases in some operating costs, including costs related to the build-out of the Advanced Wireless Services (“AWS”) network and some regulatory fees;

•	$7.4 million non-recurring reduction in operating expenses in the first quarter of 2009;

•	$5.2 million unfavourable variance in the stock option expense.

➢	Excluding the variance in the stock option expense, and if the figures for prior periods were restated to retroactively reflect the reversal in the fourth quarter of 2009 of the accumulated Part II licence fee provision, the increase in operating income in the first quarter of 2010 would have been 13.3%, compared with 16.4% in the same period of 2009.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations (expressed as a percentage of revenues) were 52.4% in the first quarter of 2010, compared with 53.2% in the same quarter of 2009. Operating costs as a proportion of revenues decreased for the following reasons:

➢	significant fixed component of costs, which does not fluctuate in proportion to revenue growth;

➢	marginal impact of increases in some rates on costs.

Cash flows from segment operations: $100.7 million in the first quarter of 2010, compared with $101.9 million in the same period of 2009 (Table 6).

➢	The $28.1 million increase in operating income was outweighed by an aggregate $30.1 million increase in additions to property, plant and equipment and acquisitions of intangible assets, compared with the same period of 2009, due primarily to spending on the AWS network.

Table 6: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2010	2009
Operating income	$251.7	$223.6
Additions to property, plant and equipment	(128.2)	(101.8)
Acquisitions of intangible assets	(24.1)	(20.4)
Proceeds from disposal of assets	1.3	0.5

Cash flows from segment operations	$100.7	$101.9

AWS Network

Videotron marked several key milestones in the build-out of its AWS network. As of March 31, 2010, almost all switching services and platforms had been installed and were operational. Siting and tower-sharing agreements for nearly 90% of the antenna sites needed to launch the service had been reached. The equipment has been or is being installed at more than 70% of the sites for which an agreement has been signed. Videotron had also conducted multi-phase testing to maintain the reliability of its platforms. Interconnections with Videotron’s existing fibre-optic network were being completed and incorporated into the company’s integrated service. Videotron is still planning to launch services on its AWS network in summer 2010.

News Media

First quarter 2010 operating results

Revenues: $248.1 million, a decrease of $4.6 million (-1.8%).

➢	Circulation revenues decreased 7.5%, advertising revenues decreased 2.8%, and combined revenues from commercial printing and other sources increased 27.4%.

➢	Revenues of the urban dailies and community newspapers decreased by 0.3% and 5.3% respectively in the first quarter of 2010.

➢	Portal revenues decreased 6.6% as a result of lower revenues at the general-interest portals, partially offset by increased revenues at the special-interest portals.

Operating income: $40.0 million, an increase of $10.3 million (34.7%).

➢	The increase was mainly due to:

•	impact of restructuring initiatives, which generated an additional $17.0 million in cost savings;

•	$5.6 million impact of decrease in newsprint prices;

•	Improved profitability at Quebecor MediaPages, which was in the start-up phase in the first quarter of 2009;

•	synergies from operational integration of Canoe Inc.

Partially offset by:

•	impact of revenue decrease;

•	unfavourable variance related to reversal of provisions for bonuses in the first quarter of 2009;

•	Quebecor Media Network start-up costs;

•	$2.1 million unfavourable variance related to the stock option expense.

➢	Excluding the impact of the stock option expense and the Quebecor Media Network start-up costs, operating income would have increased by 49.2% in the first quarter of 2010, compared with a 33.6% decrease in the same period of 2009.

The restructuring measures introduced in late 2008 in the News Media segment included staff cuts, consolidation of prepress, shipping and press room operations, centralization of administrative processes, consolidation of distribution networks, and other resource centralization and optimization efforts across the segment’s operations in all regions. While the restructuring proceeds, development of new revenue streams continues, including those related to the marketing of content produced by QMI Agency and the development of integrated, convergent solutions for customers, including marketing initiatives by the new QMI National Sales Office and Quebecor Media Network’s integrated offerings of products and services.

Cost/revenue ratio: Operating costs for all News Media segment operations, expressed as a percentage of revenues, were 83.9% in the first quarter of 2010, compared with 88.2% in the same period of 2009. The decrease was mainly due to the restructuring initiatives, which yielded significant cost reductions, lower newsprint prices, synergies, and improved profitability, partially offset by the unfavourable impact of the fixed component of costs, which does not fluctuate in proportion to revenue decreases.

Cash flows from segment operations: $35.1 million in the first quarter of 2010, compared with $17.3 million in the same period of 2009 (Table 7).

➢	The $17.8 million increase was mainly due to the $10.3 million increase in operating income and the $8.2 million decrease in additions to property, plant and equipment, mainly reflecting spending on phase two of the project to acquire new presses in the first quarter of 2009.

Table 7: News Media

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2010	2009
Operating income	$40.0	$29.7
Additions to property, plant and equipment	(2.3)	(10.5)
Acquisitions of intangible assets	(2.7)	(1.9)
Proceeds from disposal of assets	0.1	—

Cash flows from segment operations	$35.1	$17.3

Other developments

Results of annual NADBank survey for 2009: Le Journal de Montréal continued to lead in readership in the greater Montréal area with 1,198,000 readers per week, 33% more than its nearest rival.

On January 24, 2009, in view of the union’s refusal to recognize the urgency of the situation and the need for far-reaching changes to the Journal de Montréal’s business model, and in order to prevent pressure tactics from disrupting the newspaper’s publication, Le Journal de Montréal management decided to exercise its rights under the Labour Code and declared a lock-out of the approximately 250 editorial, office and classified ad employees covered by the Syndicat des travailleurs de l’information du Journal de Montréal (STIJM) bargaining certificate. The Journal de Montréal has continued publishing despite the labour dispute.

On April 16, 2009, AbitibiBowater Inc. (“AbitibiBowater”) and some of its Canadian subsidiaries placed themselves under the protection of the Companies’ Creditors Arrangement Act in Canada. On the same date, AbitibiBowater and some of its U.S. and Canadian subsidiaries placed themselves under the protection of Chapter 11 of the United States Bankruptcy Code. AbitibiBowater is the main supplier of newsprint to the News Media segment. These proceedings have had no material impact on the operations of Quebecor Media to date. Quebecor Media continues to monitor the situation.

Broadcasting

First quarter 2010 operating results

Revenues: $109.6 million, a decrease of $0.2 million (-0.2%).

➢	Revenues from television operations were flat.

•	Migration of advertising revenues from the TVA Network to other channels during the Vancouver Olympics.

Offset by:

•	increase in the TVA Network’s other revenues, including revenues from the Local Programming Improvement Fund;

•	increased advertising revenues and subscription revenues at the specialty channels.

➢	Publishing revenues decreased $0.3 million, primarily as a result of decreases in revenues from custom publishing operations.

Operating income: $6.8 million, a decrease of $5.6 million (-45.2%).

➢	Operating income from television operations decreased $5.9 million, mainly due to:

•	higher content costs at the TVA Network and specialty channels as a result of the programming strategy;

•	impact of net decrease in the TVA Network’s revenues;

•	decreased profitability of distribution operations, due primarily to video releases.

Partially offset by:

•	impact of increased revenues at the specialty channels.

➢	Operating income from publishing operations was flat.

Cost/revenue ratio: Operating costs for all Broadcasting segment operations, expressed as a percentage of revenues, were 93.8% in the first quarter of 2010, compared with 88.7% in the same period of 2009. The increase in costs as a proportion of revenues was mainly due to higher content costs and the general indexing of other costs, while revenues were flat.

Cash flows from operations: $2.8 million in the first quarter of 2010, compared with $7.0 million in the same period of 2009 (Table 8).

➢	The $4.2 million unfavourable variance was mainly due to the $5.6 million decrease in operating income, partially offset by the $1.4 million decrease in additions to property, plant and equipment.

Table 8: Broadcasting

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2010	2009
Operating income	$6.8	$12.4
Additions to property, plant and equipment	(3.6)	(5.0)
Acquisitions of intangible assets	(0.4)	(0.4)

Cash flows from segment operations	$2.8	$7.0

Other developments since end of 2009

On March 17, 2010, the Board of Directors of TVA Group Inc. (“TVA Group”) authorized a normal course issuer bid for up to 972,545 Class B shares, or approximately 5% of the issued and outstanding Class B shares. The purchases will be made at prevailing market prices, on the open market through the facilities of the Toronto Stock Exchange, and in accordance with the requirements of the Exchange. No Class B shares were repurchased in the first quarter of 2010.

Leisure and Entertainment

First quarter 2010 operating results

Revenues: $61.3 million, a decrease of $2.8 million (-4.4%).

➢	The 4.2% decrease in the revenues of Archambault Group Inc. was mainly due to:

•	5.5% drop in retail sales, essentially because of lower sales of CDs, videos and books compared with the large number of successful new releases in the first quarter of 2009;

•	51.5% decrease in production sales, due mainly to the significant impact the release of the Star Académie CD had in the first quarter of 2009.

These factors were partially offset by:

•	6.3% favourable variance in Distribution Select sales resulting from increased sales of DVDs due to the addition of a new catalogue and the release of Québec comic Martin Matte’s DVD.

➢	The Book Division’s revenues decreased by 4.1%, mainly because of fewer general literature titles distributed and published, partially offset by increased sales of textbooks for Québec high schools and community colleges in the academic segment.

Operating loss: $0.1 million in the first quarter of 2010, compared with operating income of $0.8 million in the same quarter of 2009. The unfavourable $0.9 million variance was mainly due to the impact of the decrease in revenues.

Cash flows from operations: Negative $2.3 million in the first quarter of 2009, compared with negative $1.1 million in the same period of 2009 (Table 9).

➢	The $1.2 million negative variance was mainly due to the $0.9 million unfavourable variance in operating income.

Table 9: Leisure and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2010	2009
Operating income	$(0.1)	$0.8
Additions to property, plant and equipment	(0.8)	(0.7)
Acquisitions of intangible assets	(1.4)	(1.2)

Cash flows from segment operations	$(2.3)	$(1.1)

Interactive Technologies and Communications

First quarter 2010 operating results

Revenues: $23.8 million, an increase of $1.1 million (4.8%).

➢	The increase was mainly due to:

•	increased revenues from government customers;

•	increased volumes from customers in the United States, Europe and Asia.

Partially offset by:

•	unfavourable variances in currency translation.

Operating income: $1.0 million, an increase of $0.6 million.

➢	The increase was mainly due to:

•	impact of increased revenues in the United States and Asia;

•	impact of restructuring initiatives and profitability improvements in Canada in 2009.

Cash flows from operations: $0.5 million in the first quarter of 2010, compared with negative $0.4 million in the same period of 2009 (Table 10). The $0.9 million favourable variance was mainly due to the $0.6 million increase in operating income.

Table 10: Interactive Technologies and Communications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2010	2009
Operating income	$1.0	$0.4
Additions to property, plant and equipment	(0.5)	(0.8)

Cash flows from segment operations	$0.5	$(0.4)

CASH FLOWS AND FINANCIAL POSITION

Operating Activities

Cash flows provided by continuing operating activities: $174.9 million in the first quarter of 2010, compared with $134.4 million in the same period of 2009.

➢	The $40.5 million increase was mainly due to:

•

$46.7 million decrease in use of funds for non-cash balances related to operations, mainly because of a greater reduction in accounts payable in the first quarter of 2009 than in the first quarter of 2010 due to differences in the timing of seasonal transactions;

•	$26.0 million increase in operating income.

Partially offset by:

•	$21.6 million increase in current income taxes;

•	$11.0 million increase in cash interest expense, including a $7.9 million increase related to the impact on short-term monetary items of unfavourable exchange rate variances.

Working capital of Quebecor Media: $6.5 million at March 31, 2010, compared with negative $1.2 million at December 31, 2009. An increase in cash and cash equivalents was partially offset by an increase in the short-term portion of the long-term debt (see Table 12).

Financing Activities

Consolidated debt (long-term debt plus bank borrowings) of Quebecor Media: $31.9 million increase in the first quarter of 2010; $36.5 million unfavourable net variance in assets and liabilities related to derivative financial instruments.

➢	The $31.9 million increase in the consolidated debt was mainly due to:

•

issuance by Videotron on January 13, 2010 of $300.0 million aggregate principal amount of Senior Notes for net proceeds of $293.9 million (net of financing fees), with a 7 1/8% coupon maturing in 2020;

•	$10.4 million net increase in drawings on TVA Group’s revolving bank credit facilities and bank borrowings.

Partially offset by:

•

estimated $92.8 million favourable impact of exchange rate fluctuations. This was offset by an increase in the liability (or a decrease in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments”;

•	debt repayments totalling $188.4 million, including the US$170.0 million early payment by Quebecor Media on January 14, 2010 of drawings on its term loan “B”.

➢	Assets and liabilities related to derivative financial instruments totalled a net liability of $409.9 million at March 31, 2010 compared with a net liability of $373.4 million at December 31, 2009, a net value reduction of $36.5 million. The unfavourable variance was caused primarily by the effect of exchange rate fluctuations on derivative financial instruments, which was partially offset by the impact of the closing out of some hedges on January 14, 2010, in the amount of $28.4 million, and by the favourable impact of interest rate trends in Canada compared with the United States.

➢	On January 14, 2010, Quebecor Media also extended the maturity date of its $100 million revolving credit facility from January 2011 to January 2013 and obtained certain other advantageous amendments to the covenants attached to its credit facilities.

Investing Activities

Additions to property, plant and equipment: $135.5 million in the first quarter of 2010, compared with $118.9 million in the same period of 2009.

➢	The $16.6 million increase was mainly due to spending on the AWS network in the Telecommunications segment in the first quarter of 2010, partially offset by a decrease in capital expenditures in the News Media segment.

Business acquisitions (including buyouts of minority interests): $1.0 million in the first quarter of 2010, unchanged from the same quarter of 2009.

➢	Contingent considerations of $1.0 million were paid in the first quarters of 2009 and 2010 in connection with the acquisition of ASL Ltd. in the Newspapers segment.

Acquisitions of intangible assets: $28.6 million in the first quarter of 2010, compared with $23.9 million in the same period of 2009, due primarily to spending on the AWS network in the Telecommunications segment.

Financial Position at March 31, 2010

Net available liquid assets: $1.20 billion for the Company and its wholly owned subsidiaries, consisting of $405.2 million in cash and $793.8 million in available unused lines of credit.

Consolidated debt: total $3.79 billion, compared with $3.76 billion at December 31, 2009, a $31.9 million increase (see “Financing Activities” above).

➢	Consolidated debt essentially consisted of Videotron’s $1.84 billion debt ($1.59 billion at December 31, 2009), Sun Media Corporation’s $244.6 million debt ($248.9 million at December 31, 2009), Osprey Media’s $114.3 million debt ($114.2 million at December 31, 2009), TVA Group’s $100.0 million debt ($89.6 million at December 31, 2009) and Quebecor Media’s $1.50 billion debt ($1.72 billion at December 31, 2009).

As of March 31, 2010, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, is as follows:

Table 11

Minimum principal amount on Quebecor Media’s long-term debt

12-month periods ending on March 31

(in millions of Canadian dollars)

2011	$191.3
2012	14.6
2013	446.4
2014	676.4
2015	85.6
2016 and thereafter	2,422.0

Total	$3,836.3

The weighted average term of Quebecor Media’s consolidated debt was approximately 5.5 years as of March 31, 2010 (5.3 years as of December 31, 2009). The debt comprises approximately 72.1% fixed-rate debt (69.3% as of December 31, 2009) and 27.9% floating-rate debt (30.7% as of December 31, 2009).

Management believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover planned cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividends (or distributions). The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries and through the dividends paid by the publicly listed subsidiary TVA Group. The Company believes it will be able to meet future debt payments, which are fairly staggered over the coming years.

Pursuant to their financing agreements, the Company and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these agreements include debt service coverage ratio and debt ratio (long-term debt over operating income). At March 31, 2010, the Company was in compliance with all required financial ratios.

Dividends declared and paid

➢	On March 9, 2010, the Board of Directors of Quebecor Media declared an $18.75 million dividend, which was paid to shareholders on March 10, 2010.

AWS Network

Videotron still expects to finance future expenditures related to its AWS project from cash and cash equivalents, cash flows generated by operations and, if necessary, unused lines of credit.

Table 12

Consolidated balance sheet of Quebecor Media

Analysis of main variances between December 31, 2009 and March 31, 2010

(in millions of Canadian dollars)

	Mar. 31, 2010	Dec. 31, 2009	Difference	Main reasons for difference
Assets
Cash and cash equivalents and temporary investments	$407.7	$330.0	$77.7	Funds generated by financing activities
Accounts receivable	468.1	518.6	(50.5)	Impact of current and seasonal variances in activity
Property, plant and equipment	2,481.3	2,439.8	41.5	Additions to property, plant and equipment (see “Investing Activities” above), less amortization for the period

Liabilities
Accounts payable and accrued charges	691.2	792.2	(101.0)	Impact of current and seasonal variances in activity
Long-term debt, including short-term portion and bank indebtedness	3,794.1	3,762.2	31.9	See “Financing Activities”
Net derivative financial instruments[1]	409.9	373.4	36.5	See “Financing Activities”
Net future tax liabilities[2]	361.6	353.0	8.6	Use of tax benefits and capital cost allowance in excess of book amortization

[1]	Long-term assets less long-term liabilities.
[2]	Long-term liabilities less current and long-term assets.

ADDITIONAL INFORMATION

Contractual Obligations

At March 31, 2010, material contractual obligations of continuing operations included capital repayment and interest on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 13 below shows a summary of these contractual obligations.

Table 13

Contractual obligations of Quebecor Media as of March 31, 2010

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 year	3-5 year	5 year or more
Long-term debt	$3,836.3	$191.3	$461.0	$762.0	$2,422.0
Interest payments[1]	1,731.5	211.9	557.6	465.7	496.3
Operating leases	302.4	54.0	74.8	50.2	123.4
Additions to property, plant and equipment and other commitments	142.0	71.2	62.0	5.5	3.3
Derivative financial instruments[2]	446.1	0.5	123.1	168.2	154.3

Total contractual obligations	$6,458.3	$528.9	$1,278.5	$1,451.6	$3,199.3

[1]	Estimated interest payable on long-term debt, based on interest rates, hedging interest rates and hedging of foreign exchange rates as of March 31, 2010.
[2]	Estimated future disbursements, net of receipts, related to derivative financial instruments used for foreign exchange hedging.

Financial Instruments

Quebecor Media uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.

As at March 31, 2010, Quebecor Media was using derivative financial instruments to manage its exchange rate and interest rate exposure. The Company has entered into foreign exchange forward contracts and cross-currency interest rate swap arrangements to hedge the foreign currency risk exposure on the entirety of its U.S. dollar-denominated long-term debt. Quebecor Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on its long-term debt.

Quebecor Media has also entered into currency forward contracts in order to hedge, among other things, the planned purchase, in U.S. dollars, of digital set-top boxes, modems and other equipment in the Telecommunications segment, including equipment for the AWS network. As well, Quebecor Media has entered into currency forward contracts in order to hedge future contractual instalments payable in euros and Swiss Francs.

The Company does not hold or use any derivative financial instruments for trading purposes.

Certain cross-currency interest rate swaps entered into by Quebecor Media and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement value.

The fair value of long-term debt and derivative financial instruments at March 31, 2010 is shown in Table 14.

Table 14: Quebecor Media

Fair value of derivative financial instruments

(in millions of Canadian dollars)

	March 31, 2010		December 31, 2009
	Notional value	Book value and fair value asset (liability)	Notional value	Book value and fair value asset (liability)
Long-term debt[1]	$(3,836.3)	$(3,972.4)	$(3,805.5)	$(3,869.8)
Derivative financial instruments:
Early settlement options	41.3	41.3	41.1	41.1
Interest rate swaps	(3.3)	(3.3)	(4.3)	(4.3)
Foreign exchange forward contracts	(3.9)	(3.9)	(5.8)	(5.8)
Cross-currency interest swaps	(402.7)	(402.7)	(363.3)	(363.3)

[1]	The carrying value of long-term debt excludes adjustments to recorded changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives, or financing fees.

The fair value of long-term debt is estimated based on quoted market prices, when available, or on valuation models. When the Company uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments is estimated using models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of fair value of the derivative instruments by applying a premium for risk of credit default due to a net exposure by the counterparty or by the Company.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models, including volatility and discount factors.

The loss (gain) on valuation and translation of financial instruments for the first quarter of 2010 is summarized in Table 15.

Table 15

Loss (gain) on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three-month period ended
	2010	2009
Loss (gain) on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$5.4	(11.5)
(Gain) loss on foreign currency translation of financial instruments for which hedge accounting is not used	(3.6)	4.3
Loss (gain) on ineffective portion of fair value hedges	2.9	(7.0)

	$4.7	(14.2)

A $26.8 million gain was recorded under other comprehensive income in the first quarter of 2010 in relation to cash flow hedging relationships ($6.4 million in 2009).

Related Party Transactions

The following describes transactions in which the Company and its directors, executive officers and affiliates are involved. The Company believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the first quarter ended March 31, 2010, the Company and its subsidiaries made purchases and incurred rent charges from the parent company, companies under common control and affiliated companies in the amount of $2.1 M ($6.1 M in the first quarter of 2009), which are included in cost of sales and selling and administrative expenses. The Company and its subsidiaries made sales to companies under common control and to an affiliated company in the amount of $0.4 M (none in the first quarter of 2009). These transactions were concluded and accounted for at the exchange amount.

Management arrangements

The parent company has entered into management arrangements with the Company. Under these management arrangements, the parent company and the Company provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Company’s executive officers who also serve as executive officers of the parent company. In the first quarter of 2010, the Company received an amount of $0.5 M, which is included as a reduction in selling and administrative expenses ($0.5 M in the first quarter of 2009).

In the first quarter of 2010, Quebecor Media also paid management fees of $0.3 M and $0.3 M respectively to its shareholders Quebecor and CDP Capital d’Amérique Investissements inc. (“CDP Capital”), the same amounts as for the first quarter of 2009.

Recent Accounting Developments in Canada

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to IFRS, as issued by the International Accounting Standards Board (“IASB”). For its 2011 interim and annual financial statements, the Company will be required to report under IFRS and to provide IFRS comparative information for the 2010 financial year.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. As part of the IFRS conversion project, the Company has established an implementation team that includes a project manager, senior levels of management from all relevant departments and subsidiaries, and a steering committee to oversee the project. An external expert advisor has also been hired to assist.

Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS conversion project has been established.

The conversion project consists of four phases.

“Diagnostic” Phase – This phase involves a detailed review and initial scoping of accounting differences between Canadian GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first-time IFRS adopters, and a high-level assessment of potential consequences on financial reporting, business processes, internal controls, and information systems.

“Design and Solutions Development” Phase – This phase involves prioritizing accounting treatment issues and preparing a conversion plan, quantifying the impact of converting to IFRS, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes, developing IFRS training material, and drafting IFRS financial statement content.

“Implementation” Phase – This phase involves embedding changes to systems, business processes and internal controls, determining the opening IFRS transition balance sheet and tax impacts, parallel accounting under Canadian GAAP and IFRS, and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements.

“Post-Implementation” Phase – This phase involves conversion assessment, evaluating improvements for a sustainable operational IFRS model, and testing the internal controls environment.

The Company has completed the diagnostic phase and the project design, has developed solutions for all of the important topics, and is continuing to execute its project implementation strategy. Comprehensive training has been given to key employees throughout the organization who will be affected by the changeover to IFRS, and the progress of the Company’s changeover plan continues to be communicated to internal and external stakeholders.

Management has assessed the exemptions from full retrospective application available under IFRS 1, First-Time Adoption of International Financial Reporting Standards, and their potential impacts on the Company’s financial position.

On adoption of IFRS, the significant exemptions the Company intends to elect at transition with their related impacts in the opening balance sheet are as follows:

Exemption	Application of exemption
Business combinations	The Company expects to elect not to restate any business combinations that occurred prior to January 1, 2010. No impact is expected in the transitional balance sheet.
Employee benefits	On transition, the Company expects to elect to recognize immediately cumulative actuarial gains and losses arising from all of its defined benefit plans as at the transition date in opening retained earnings, with a corresponding increase in pension liabilities.
Borrowing costs	On transition, the Company may elect to capitalize borrowing costs as calculated under IFRS on qualifying assets prospectively beginning on a designated date prior to transition. As a result, certain long-term asset balances and opening retained earnings may decrease in the transitional balance sheet.

In addition to the elective exemptions described above, IFRS does not permit the retrospective application of IFRS in the determination of prior period estimates and the designation of hedging arrangements. As such, estimates calculated under Canadian GAAP will be used for the purpose of preparing the IFRS transitional balance sheet. In addition, hedge accounting will only be applied on transition to previously designated hedging relationships.

Management is in the process of quantifying the expected material differences between IFRS and the current accounting under Canadian GAAP. Differences in accounting policies adopted on and after transition to IFRS with respect to the recognition, measurement, presentation and disclosure of financial information, along with the related financial statement impacts, are expected to be in the following key accounting areas:

Key accounting area	Differences with potential impact for the Company
Presentation of financial statements (IAS 1)	•	Format variations and additional disclosures in the notes to financial statements are required under IFRS.
Property, plant and equipment (IAS 16)	•	No capitalization of start-up costs incurred on certain built-to-suit assets prior to substantial completion.
	•	As a result, depreciation expense is expected to be different under IFRS.
Impairment of assets (IAS 36)	•	Grouping of assets in cash generating units (CGUs) on the basis of independent cash inflows for impairment testing purposes, using a discounted cash flow valuation method in a single-step approach.
	•	The change in methodology may result in additional asset impairments recognized on transition and in the future under IFRS than those recognized under Canadian GAAP.
	•	Goodwill is allocated to, and tested in conjunction with its related CGU or group of CGUs that benefit from collective synergies.
	•	Under certain circumstances, impairment previously taken (other than goodwill) is required to be reversed.
	•	The Company has not yet concluded its assessment of asset impairment at transition.
Income taxes (IAS 12)	• •

Recognition and measurement criteria for deferred tax assets and liabilities may differ.

Subsequent changes to deferred income taxes in the balance sheet related to transactions previously recorded in equity or other comprehensive income are also recorded directly in equity or Other Comprehensive Income (“OCI”) under IFRS as compared to through earnings under Canadian GAAP.

	•	The opening balance sheet will also be adjusted for deferred tax consequences on IFRS differences arising from the conversion of other accounting standards.

Key accounting area	Differences with potential impact for the Company
Employee benefits (IAS 19)	•	Immediate recognition of vested past service costs to opening retained earnings at transition and to income subsequent to transition, whereas under Canadian GAAP, vested or unvested past service costs are recognized linearly over the estimated average remaining service lifetime of participating employees.
	•	After transition, the Company expects to recognize actuarial gains and losses as they occur in OCI, with no impact on income. Previously, under Canadian GAAP, actuarial gains and losses were amortized to income using the corridor method.
	•	This change in accounting policy will result in the recognition of pension costs potentially different than otherwise recognized under Canadian GAAP.
	•	The limit to which a net benefit asset can be recognized under certain circumstances (“asset ceiling”) under IFRS is calculated differently, which may result in the recognition of additional liabilities and a decrease in opening retained earnings at transition and in other comprehensive income in future reporting periods.
Business combinations and minority interests (IFRS 3R)	•	Non-controlling interests are recorded at fair value at the date of acquisition and are presented as a separate component of shareholders’ equity.
	•	Acquisition-related and restructuring costs expensed as incurred and contingent consideration recorded at its fair value on acquisition date; subsequent changes in fair value of a contingent consideration classified as a liability recognized in earnings.
	•	Changes in ownership interests in a subsidiary that do not result in a loss of control accounted for as equity transactions.
	•	These differences may result in financial statement impacts prospectively from transition on the occurrence of a future acquisition.
Related party transactions	• •	Recognition and measurement criteria for related party transactions may differ under IFRS. This may result in reclassifications within equity accounts in the opening balance sheet.
Share-based payment (IFRS 2)	•	Liabilities related to share-based payments made to employees that call for settlement in cash or other assets are recognized at fair value at the initial grant date and re-measured at fair value at the end of each subsequent reporting period, as opposed to at intrinsic value under Canadian GAAP. Each instalment is accounted for as a separate arrangement.
	•	This difference is expected to increase other liabilities and compensation costs on transition and in subsequent reporting periods.
Provisions and contingencies (IAS 37)	•	A different threshold is used for the recognition of a contingent liability that could impact the timing of when a provision may be recorded. At transition, liabilities for severance payments and contract termination penalties may be adjusted, with a corresponding effect on opening retained earnings.
Hedge accounting (IAS 39)	•	The criteria used under IFRS in the assessment of hedge effectiveness are generally consistent with those under Canadian GAAP, except for some differences in specific cases, including the consideration of non-performance risk in hedge effectiveness tests.
	•	On transition, the Company intends to continue applying hedge accounting to all of its hedging arrangements.

This is not an exhaustive list of all the significant impacts that could occur during the conversion to IFRS.

Additionally, the Company has prepared a preliminary IFRS financial statement format in accordance with IAS 1, Presentation of Financial Statements, and is in the process of analyzing the contractual implications of new policy choices on financing arrangements and similar obligations.

The effects on information technology, data systems, and internal controls have also been assessed, and the Company does not expect that significant modifications will be necessary on conversion.

At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable. Management has implemented a system to accommodate parallel recording of financial information in accordance with IFRS as at the transition date and for each of the 2010 financial periods to be presented as comparative figures in its 2011 IFRS financial statements.

The Company will monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue issuing new accounting standards. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.

The Company’s IFRS conversion project is progressing according to schedule. As the project advances, the Company could alter its intentions and the milestones communicated at the time of reporting as a result of changes to international standards currently in development, or in light of new information or other external factors that could arise between now and when the changeover has been completed.

Forward-Looking Statements

This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•

our ability to successfully build and deploy our new wireless services network on the timeline that we are targeting, and to implement successfully our strategy of becoming a facilities-based wireless provider;

•	general economic, financial or market conditions and variations in the businesses of our local, regional or national newspapers and broadcasting advertisers;

•	the intensity of competitive activity in the industries in which we operate, including competition from other communications and advertising media and platforms;

•	fragmentation of the media landscape;

•

unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•	our ability to successfully restructure our newspapers operations to optimize their efficiency in the context of the changing newspapers industry;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•

changes in laws and regulations, or in their interpretations, which could result in, among other things, the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in the annual report on Form 20-F, included under the section “Item 3. Key Information – Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission, or the SEC.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars) (unaudited)	Three months ended March 31
	2010	2009

Revenues
Telecommunications	$528.3	$477.5
News Media	248.1	252.7
Broadcasting	109.6	109.8
Leisure and Entertainment	61.3	64.1
Interactive Technologies and Communications	23.8	22.7
Inter-segment	(23.0)	(23.5)

	948.1	903.3

Operating expenses	649.6	630.8
Amortization	89.0	83.9
Financial expenses (note 2)	66.5	54.6
Loss (gain) on valuation and translation of financial instruments (note 3)	4.7	(14.2)
Restructuring of operations and other special items (note 4)	2.4	3.4
Loss on debt refinancing (note 6)	10.4	—

Income before income taxes and non-controlling interest	125.5	144.8
Income taxes:
Current	20.8	(0.8)
Future	2.2	37.4

	23.0	36.6

	102.5	108.2
Non-controlling interest	(0.8)	(3.0)

Net income	$101.7	$105.2

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars) (unaudited)	Three months ended March 31
	2010	2009

Net income before amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations and other special items, loss on debt refinancing, income taxes and non-controlling interest

Telecommunications	$251.7	$223.6
News Media	40.0	29.7
Broadcasting	6.8	12.4
Leisure and Entertainment	(0.1)	0.8
Interactive Technologies and Communications	1.0	0.4
Head Office	(0.9)	5.6

	$298.5	$272.5

Amortization
Telecommunications	$67.2	$62.0
News Media	14.7	14.7
Broadcasting	3.7	3.6
Leisure and Entertainment	2.3	2.4
Interactive Technologies and Communications	0.9	1.1
Head Office	0.2	0.1

	$89.0	$83.9

Additions to property, plant and equipment
Telecommunications	$128.2	$101.8
News Media	2.3	10.5
Broadcasting	3.6	5.0
Leisure and Entertainment	0.8	0.7
Interactive Technologies and Communications	0.5	0.8
Head Office	0.1	0.1

	$135.5	$118.9

Additions to intangible assets
Telecommunications	$24.1	$20.4
News Media	2.7	1.9
Broadcasting	0.4	0.4
Leisure and Entertainment	1.4	1.2

	$28.6	$23.9

Externally acquired intangible assets	$13.9	$11.5
Internally generated intangible assets	14.7	12.4

	$28.6	$23.9

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)	Three months ended March 31
	2010	2009

Net income	$101.7	$105.2

Other comprehensive income (loss):
Unrealized loss on translation of net investments in foreign operations	(3.5)	(0.1)
Gain on valuation of derivative financial instruments	26.8	6.4
Income taxes related to derivative financial instruments	(1.4)	(8.9)
Reclassification to income of other comprehensive loss related to derivative financial instruments, net of income taxes of $2.0 million (note 6)	4.5	—

	26.4	(2.6)

Comprehensive income	$128.1	$102.6

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in millions of Canadian dollars) (unaudited)	Capital stock (note 7)	Contributed surplus	Deficit	Accumulated other comprehensive income (loss) (note 8)	Total shareholders' equity

Balance as of December 31, 2008	$1,752.4	$3,214.5	$(2,974.7)	$(50.2)	$1,942.0
Net income	—	—	105.2	—	105.2
Dividends	—	—	(18.8)	—	(18.8)
Other comprehensive loss	—	—	—	(2.6)	(2.6)

Balance as of March 31, 2009	1,752.4	3,214.5	(2,888.3)	(52.8)	2,025.8
Net income	—	—	419.9	—	419.9
Dividends	—	—	(56.2)	—	(56.2)
Related party transaction	—	8.6	—	—	8.6
Other comprehensive income	—	—	—	32.7	32.7

Balance as of December 31, 2009	1,752.4	3,223.1	(2,524.6)	(20.1)	2,430.8
Net income	—	—	101.7	—	101.7
Dividends	—	—	(18.8)	—	(18.8)
Other comprehensive income	—	—	—	26.4	26.4

Balance as of March 31, 2010	$1,752.4	$3,223.1	$(2,441.7)	$6.3	$2,540.1

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)	Three months ended March 31
	2010	2009

Cash flows related to operating activities
Net income	$101.7	$105.2
Adjustments for:
Amortization of property, plant and equipment	76.3	72.1
Amortization of intangible assets and other assets	12.7	11.8
Loss (gain) on valuation and translation of financial instruments (note 3)	4.7	(14.2)
Amortization of financing costs and long-term debt discount (note 2)	3.0	2.1
Loss on debt refinancing (note 6)	10.4	—
Future income taxes	2.2	37.4
Non-controlling interest	0.8	3.0
Other	1.2	1.8

	213.0	219.2
Net change in non-cash balances related to operating activities	(38.1)	(84.8)

Cash flows provided by operating activities	174.9	134.4

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	(1.0)	(1.0)
Business disposals, net of cash and cash equivalents	1.0	6.4
Additions to property, plant and equipment	(135.5)	(118.9)
Additions to intangible assets	(28.6)	(23.9)
Net change in temporary investments	30.0	—
Other	1.4	0.6

Cash flows used in investing activities	(132.7)	(136.8)

Cash flows related to financing activities
Net change in bank indebtedness	(0.7)	20.2
Issuance of long-term debt, net of financing fees (note 6)	293.9	325.5
Net change under revolving bank facilities	11.1	(217.5)
Repayments of long-term debt (note 6)	(188.4)	(14.0)
Settlement of hedging contracts (note 6)	(30.9)	—
Dividends	(18.8)	(18.8)
Other	—	(0.3)

Cash flows provided by financing activities	66.2	95.1

Net change in cash and cash equivalents	108.4	92.7

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(0.7)	(0.1)
Cash and cash equivalents at beginning of period	300.0	22.5

Cash and cash equivalents at end of period	$407.7	$115.1

Cash and cash equivalents consist of
Cash	$126.6	$8.9
Cash equivalents	281.1	106.2

	$407.7	$115.1

Non-cash investing activities
Additions to property, plant and equipment and intangible assets financed with accounts payable	$90.0	$46.2

Cash interest payments	$30.9	$38.0
Cash income tax payments (net of refunds)	17.7	5.1

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	March 31 2010	December 31 2009

Assets

Current assets
Cash and cash equivalents	$407.7	$300.0
Temporary investments	—	30.0
Accounts receivable	468.1	518.6
Income taxes	4.7	1.3
Amounts receivable from parent company	4.2	8.2
Inventories	175.8	176.1
Prepaid expenses	45.4	28.7
Future income taxes	40.1	47.9

	1,146.0	1,110.8

Property, plant and equipment	2,481.3	2,439.8
Intangible assets	1,065.9	1,052.7
Derivative financial instruments (note 6)	38.2	49.0
Other assets	127.4	122.1
Future income taxes	13.7	12.5
Goodwill	3,503.8	3,506.1

	$8,376.3	$8,293.0

Liabilities and shareholders' equity

Current liabilities
Bank indebtedness	$0.3	$1.0
Accounts payable and accrued charges	691.2	792.2
Deferred revenue	237.3	234.7
Income taxes	19.4	16.3
Current portion of long-term debt (note 6)	191.3	67.8

	1,139.5	1,112.0

Long-term debt (note 6)	3,602.5	3,693.4
Derivative financial instruments (note 6)	448.1	422.4
Other liabilities	114.3	104.8
Future income taxes	415.4	413.4
Non-controlling interest	116.4	116.2

Shareholders' equity
Capital stock (note 7)	1,752.4	1,752.4
Contributed surplus	3,223.1	3,223.1
Deficit	(2,441.7)	(2,524.6)
Accumulated other comprehensive income (loss) (note 8)	6.3	(20.1)

	2,540.1	2,430.8

	$8,376.3	$8,293.0

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three-month period ended March 31, 2010

(tabular amounts in millions of Canadian dollars, except for per option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Company”) operates in the following industry segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. The Telecommunications segment offers television distribution, Internet, business solutions, telephony and wireless services in Canada and operates in the rental of movies or televisual products through its video on demand service or its distribution and rental stores. The News Media segment produces original content in Canada for all of Quebecor Media’s platforms. Its operations includes the printing, publishing and distribution of daily newspapers, weekly newspapers and directories in Canada and the operation of Internet sites in Canada, including French- and English-language portals and specialized sites. The Broadcasting segment operates French- and English-language general-interest television networks, specialized television networks, magazine publishing and movie distribution businesses in Canada. The Leisure and Entertainment segment combines book publishing and distribution, retail sales of CDs, books, digital video discs (“DVD” units), musical instruments and magazines in Canada, online sales of downloadable music and music production and distribution in Canada. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The same accounting policies have been used as described in the Company’s latest annual consolidated financial statements. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto. In the opinion of management, these consolidated financial statements contain all the adjustments considered necessary.

Some of the Company’s businesses experience significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Company depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, in some of the Company’s segments, a component of sales is based on one-time retail transactions rather than subscriptions or long-term agreements, and therefore is influenced by vulnerability to seasonal weather changes. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

Certain comparative figures for previous periods have been reclassified to conform to the presentation adopted for the three-month period ended March 31, 2010.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three-month period ended March 31, 2010

(tabular amounts in millions of Canadian dollars, except for per option data)

(unaudited)

2.	FINANCIAL EXPENSES

	Three months ended March 31
	2010	2009
Interest on long-term debt	$71.2	$68.0
Amortization of financing costs and long-term debt discount	3.0	2.1
Loss (gain) on foreign currency translation on short-term monetary items	2.9	(5.0)
Other	(0.2)	0.2

	76.9	65.3

Interest capitalized to the cost of:
Property, plant and equipment	(2.0)	(2.7)
Intangible assets	(8.4)	(8.0)

	$66.5	$54.6

3.	LOSS (GAIN) ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended March 31
	2010	2009
Loss (gain) on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$5.4	$(11.5)
(Gain) loss on foreign currency translation of financial instruments for which hedge accounting is not used	(3.6)	4.3
Loss (gain) on the ineffective portion of fair value hedges	2.9	(7.0)

	$4.7	$(14.2)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three-month period ended March 31, 2010

(tabular amounts in millions of Canadian dollars, except for per option data)

(unaudited)

4.	RESTRUCTURING OF OPERATIONS AND OTHER SPECIAL ITEMS

News Media

During the three-month period ended March 31, 2010, restructuring costs of $2.4 million ($2.7 million in 2009) were recorded for new restructuring initiatives in the News Media segment. The amount primarily relates to severances for the elimination of positions at several publications.

Continuity of restructuring costs payable:

Balance as of December 31, 2009	$32.0
Workforce-reduction initiatives	2.4
Payments	(4.9)

Balance as of March 31, 2010	$29.5

Other segments

During the three-month period ended March 31, 2009, restructuring and other special items of $0.7 million were also recorded in other segments.

5.	PENSION PLANS AND POSTRETIREMENT BENEFITS

The Company maintains defined benefit plans and contribution benefit plans for its employees. The total costs were as follows:

	Three months ended March 31
	2010	2009
Defined benefit plans	$6.3	$5.6
Defined contribution plans	3.0	2.7

	$9.3	$8.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three-month period ended March 31, 2010

(tabular amounts in millions of Canadian dollars, except for per option data)

(unaudited)

6.	LONG-TERM DEBT

On January 13, 2010, Videotron Ltd. (“Videotron”) issued $300.0 million in aggregate principal amount of Senior Notes for net proceeds of $293.9 million, net of financing fees of $6.1 million. The Senior Notes bear interest at 7.125%, payable every six months on June 15 and December 15, and will mature on January 15, 2020. These notes contain certain restrictions on Videotron, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions and are unsecured. These Senior Notes are guaranteed by specific subsidiaries of Videotron. These notes are redeemable at the option of Videotron, in whole or in part, at any time prior to January 15, 2015 at a price based on a make-whole formula and at a decreasing premium from January 15, 2015 and thereon.

On January 14, 2010, the Company prepaid drawings under its term loan “B” credit facility in an aggregate amount of US$170.0 million and settled a corresponding portion of its hedging contracts for an amount of $30.9 million, representing a total cash consideration of $206.7 million. This transaction resulted in a total loss of $10.4 million (before income taxes), including a loss of $6.5 million previously reported in other comprehensive loss.

On January 14, 2010, the Company also extended the maturity date of its $100.0 million revolving credit facility from January 2011 to January 2013 and obtained certain other favourable amendments to the covenants contained in its credit facilities.

Components of the long-term debt are as follows:

	March 31, 2010	December 31, 2009
Long-term debt	$3,836.3	$3,805.5
Change in fair value related to hedged interest rate risks	22.5	16.8
Adjustment related to embedded derivatives	(17.0)	(17.1)
Financing fees, net of amortization	(48.0)	(44.0)

	3,793.8	3,761.2
Less current portion	191.3	67.8

	$3,602.5	$3,693.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three-month period ended March 31, 2010

(tabular amounts in millions of Canadian dollars, except for per option data)

(unaudited)

7.	CAPITAL STOCK

(a)	Authorized capital stock:

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue:

•

An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•

An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend generally equivalent to the Company’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Company;

•

An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•

An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.00% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•

An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•

An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Company.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2009 and March 31, 2010	123,602,807	$1,752.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three-month period ended March 31, 2010

(tabular amounts in millions of Canadian dollars, except for per option data)

(unaudited)

7.	CAPITAL STOCK—(Continued)

(c)	Stock-based compensation

The following table provides details of changes to outstanding options in the main stock-based compensation plans of the Company and its subsidiaries for the three-month period ended March 31, 2010:

		Outstanding options
	Number	Weighted average exercise price
Quebecor
As of December 31, 2009 and as of March 31, 2010	463,160	$22.42

Vested options as of March 31, 2010	57,601	$27.11

Quebecor Media
As of December 31, 2009:	3,326,069	$40.96
Granted	1,085,500	46.48
Exercised	(95,935)	36.40
Cancelled	(47,448)	43.79

As of March 31, 2010	4,268,186	$42.44

Vested options as of March 31, 2010	540,299	39.35

TVA Group
As of December 31, 2009	975,155	$16.16
Cancelled	(96,346)	15.18

As of March 31, 2010	878,809	$16.27

Vested options as of March 31, 2010	442,507	$17.65

During the three-month period ended March 31, 2010 a net consolidated compensation charge related to all stock-based compensation plans was recorded in the amount of $9.9 million (a net reversal of $0.8 million in 2009).

During the three-month period ended March 31, 2010, 95,935 stock options were exercised for a cash consideration of $1.0 million (174,840 stock options for $2.2 million in 2009).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three-month period ended March 31, 2010

(tabular amounts in millions of Canadian dollars, except for per option data)

(unaudited)

8.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Translation of net investments in foreign operations	Cash flow hedges	Total
Balance as of December 31, 2008	$1.9	$(52.1)	$(50.2)
Other comprehensive loss	(0.1)	(2.5)	(2.6)

Balance as of March 31, 2009	1.8	(54.6)	(52.8)
Other comprehensive (loss) income	(3.2)	35.9	32.7

Balance as of December 31, 2009	(1.4)	(18.7)	(20.1)
Other comprehensive (loss) income	(3.5)	29.9	26.4

Balance as of March 31, 2010	$(4.9)	$11.2	$6.3

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over an 8-year period.

9.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (“U.S. GAAP”). The following tables set forth the impact of the material differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements of income, comprehensive income and balance sheets.

(a)	Consolidated statements of income

	Three months ended March 31
	2010	2009
Net income as per Canadian GAAP	$101.7	$105.2
Non-controlling interest as per Canadian GAAP (viii)	0.8	3.0
Adjustments:
Pension and postretirement benefits (i)	0.7	0.1
Derivative financial instruments (ii)	(4.2)	(0.2)
Stock-based compensation (iii)	(1.1)	(5.2)
Rental costs (iv)	(1.7)	—
Income taxes (v)	(2.1)	4.0

	(8.4)	(1.3)

Net income as adjusted per U.S. GAAP	$94.1	$106.9

Attributable to (viii):
Equity shareholders	$93.7	$101.7
Non-controlling interest	0.4	5.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three-month period ended March 31, 2010

(tabular amounts in millions of Canadian dollars, except for per option data)

(unaudited)

9.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES—(Continued)

(b)	Consolidated statements of comprehensive income

	Three months ended March 31
	2010	2009
Comprehensive income as per Canadian GAAP	$128.1	$102.6
Non-controlling interest as per Canadian GAAP (viii)	0.8	3.0
Other adjustments to net income as per (a) above	(8.4)	(1.3)
Adjustments:
Pension and postretirement benefits (i)	0.8	0.1
Derivative financial instruments (ii)	2.9	(5.2)
Income taxes (v)	(0.1)	0.7

	3.6	(4.4)

Comprehensive income as per U.S. GAAP	$124.1	$99.9

Attributable to (viii):
Equity shareholders	$123.5	$94.6
Non-controlling interest	0.6	5.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three-month period ended March 31, 2010

(tabular amounts in millions of Canadian dollars, except for per option data)

(unaudited)

9.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES—(Continued)

(c)	Consolidated balance sheets

	March 31, 2010		December 31, 2009
	Canada	United States	Canada	United States
Current assets	$1,146.0	$1,146.3	$1,110.8	$1,111.1
Property, plant and equipment	2,481.3	2,477.8	2,439.8	2,438.0
Other assets	127.4	71.9	122.1	59.2
Long-term future income tax assets	13.7	16.4	12.5	15.2
Current liabilities	(1,139.5)	(1,144.4)	(1,112.0)	(1,124.8)
Long-term debt	(3,602.5)	(3,625.2)	(3,693.4)	(3,714.8)
Other liabilities	(114.3)	(147.6)	(104.8)	(131.1)
Long-term future income tax liabilities	(415.4)	(376.2)	(413.4)	(364.1)
Contributed surplus (vi), (vii)	(3,223.1)	(3,423.6)	(3,223.1)	(3,423.6)
Deficit	2,441.7	2,684.1	2,524.6	2,759.0
Accumulated other comprehensive (income) loss	(6.3)	23.8	20.1	53.6
Non-controlling interest	(116.4)	(110.7)	(116.2)	(110.7)

The accumulated other comprehensive loss as of March 31, 2010 and December 31, 2009 is as follows:

	March 31, 2010	December 31, 2009
Accumulated other comprehensive income (loss) as per Canadian GAAP	$6.3	$(20.1)
Adjustments:
Pension and postretirement benefits (i)	(77.4)	(78.2)
Derivative financial instruments (ii)	12.1	9.2
Income taxes (v)	24.0	24.1
Non-controlling interest	11.2	11.4

	(30.1)	(33.5)

Accumulated other comprehensive loss as per U.S. GAAP	$(23.8)	$(53.6)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three-month period ended March 31, 2010

(tabular amounts in millions of Canadian dollars, except for per option data)

(unaudited)

9.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES—(Continued)

(i)	Under U.S. GAAP, Codification Topic 715, Compensation – Retirement Benefits, requires the recognition of over- or under-funded positions of defined benefit pension and other postretirement plans on the balance sheet, along with a corresponding non-cash adjustment to be recorded in accumulated other comprehensive income (loss).

Under Canadian GAAP, a company is not required to recognize over- or under-funded positions. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from plan assets. U.S. GAAP does not provide for a valuation allowance against pension assets.

(ii)	Since January 1, 2007, standards for hedge accounting under Canadian GAAP are similar to those under U.S. GAAP, as established by Codification Topic 815, Derivatives and Hedging.

However, under Canadian GAAP, certain embedded derivatives, such as the early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and therefore must be recorded at their fair value with changes in income. Under U.S. GAAP, those embedded derivatives are considered closely related to their host contract and do not have to be recorded separately at their fair values. Accordingly, the measurement of ineffective hedging relationships recorded in income under U.S. GAAP differs from the measurement under Canadian GAAP.

(iii)	Under U.S. GAAP, in accordance with Codification Topic 718, Compensation – Stock Compensation, the liability related to stock-based awards that call for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards and is to be re-measured at the end of each reporting period. Under Canadian GAAP, the liability is measured and re-measured based on the intrinsic values of the stock option awards instead of at their fair values.

(iv)	Under U.S. GAAP, Codification Topic 840, Leases, requires that rental costs relating to an operating lease be expensed as incurred during the construction period of an asset. Under Canadian GAAP, such rent expenses can be capitalized to the cost of an item of property, plant and equipment being constructed until this items is substantially complete and ready for productive use.

(v)	Under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP, measurement is based on enacted tax rates.

Furthermore, under U.S. GAAP, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of Codification Topic 740, Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Codification Topic 740 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Canadian GAAP, there is no such interpretation and therefore the reserve related to income tax contingencies is not based on the same level of likelihood as that prescribed by FIN 48.

Other adjustments represent the tax impact of U.S. GAAP adjustments.

(vi)	Under Canadian GAAP, a gain on repurchase of redeemable preferred shares of a subsidiary was included in income in 2003. Under U.S. GAAP, any such gain is included in contributed surplus.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three-month period ended March 31, 2010

(tabular amounts in millions of Canadian dollars, except for per option data)

(unaudited)

9.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES—(Continued)

(vii)	The Company or its subsidiaries have entered into tax consolidation transactions with the Company’s parent company, through which tax losses were transferred between the parties. Under Canadian GAAP, this resulted in the recognition of deferred credits. Under U.S. GAAP, since these transactions relate to asset transfers between related parties, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid is recognized in contributed surplus.

(viii)	The new provisions of Codification Topic 805, Business Combinations, adopted in 2009, apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008. Codification Topic 805 establishes guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date, and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. The adoption of these provisions has not yet created a material difference between Canadian and U.S. GAAP.

The rules under Codification Topic 810, Consolidation, also adopted in 2009, establish guidance on accounting for non-controlling interests and for transactions with non-controlling interest. Codification Topic 810 requires that non-controlling interest be presented as a separate component of shareholders' equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company's ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/S/ JEAN-FRANÇOIS PRUNEAU
Jean-François Pruneau Vice President, Finance

Date: May 17, 2010